UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                        SCHEDULE 13E-3/A

                         (RULE 13e-100)

                RULE 13e-3 TRANSACTION STATEMENT
                (Pursuant to Section 13(e) of the
                Securities Exchange Act of 1934)


                         Amendment No. 1

                         _______________


                     BAYCORP HOLDINGS, LTD.
                    (Name of Subject Company)

                     BAYCORP HOLDINGS, LTD.
              (Name of Person(s) Filing Statement)

                         _______________


             Common Stock, Par Value $.01 Per Share
                 (Title of Class of Securities)

                         _______________


                            072728108
              (CUSIP Number of Class of Securities)

                         _______________


                     BayCorp Holdings, Ltd.
               One New Hampshire Avenue, Suite 125
                 Portsmouth, New Hampshire 03801
                    Telephone: (603) 766-4990
                  Facsimile No:  (603) 766-4991
            Attention:  Frank W. Getman Jr. President

          (Name, address and telephone number of person
                authorized to receive notices and
             communications on behalf of the persons
                        filing statement)

                         with a copy to:

                       Richard A. Samuels
              McLane, Graf, Raulerson & Middleton,
                    Professional Association
                  900 Elm Street, P.O. Box 326
                   Manchester, NH  03105-0326

This statement is filed in connection with (check the appropriate box):

a.
     ___ The filing of solicitation materials or an Information Statement/Prospectus subject to Regulation 14A (240.14a-1 through 240.14b-2), Regulation 14C (240.14c-1 through 240.14c-101) or Rule 13e-3(c) (240.13e-3(c)) under the
     Securities Exchange Act of 1934 (the "Act").

b.
     ___   The  filing  of  a  registration statement  under  the
     Securities Act of 1933.

c.
     _X_  A tender offer.

d.
     ___  None of the above.

Check   the   following  box  if  the  soliciting  materials   or
Information  Statement/Prospectus referred  to  in  checking  box
(a) are preliminary copies: ___

Check the following box if the filing is a final amendment reporting the results of the transaction: ___

                         _______________

                    CALCULATION OF FILING FEE

     Transaction valuation*:      Amount of filing fee**:
     $10,933,154                  $1,287.00

  * Estimated for purposes of calculating the filing fee only. Calculated by multiplying $14.19, the per share tender offer price, by 770,483, the sum of the 571,364 issued and outstanding shares of common stock as of October 11, 2005 and the 199,119 shares of common stock subject to vested stock options.
  ** The amount of the filing fee, calculated in accordance with Section 14(g)(1)(A)(ii) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. #3 issued by the Securities and Exchange Commission on September 30, 2005, equals $117.70 per million dollars of the Transaction Valuation.

_X_ Check the box if any part of the fee is offset as provided by 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $1,287.00
     Form or Registration No.: Schedule TO
     Filing Party: Sloan Acquisition Corp., Sloan Group Ltd.,
     and Joseph Lewis
     Date Filed: October 12, 2005
     ____________________________________________________________

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                        Explanatory Note

     This Amendment No. 1 amends the Rule 13e-3 Transaction Statement (the "Schedule 13E-3") filed with the Securities and Exchange Commission by BayCorp Holdings, Ltd. (the "Company") on October 12, 2005 and relating to an Amended and Restated Agreement and Plan of Merger, dated as of September 30, 2005, by and among Sloan Group Ltd., a Bahamas international business corporation (the "Parent"), Sloan Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Parent (the "Purchaser") and the Company (the "Merger Agreement"). Pursuant to the Merger Agreement, Purchaser has commenced a tender offer, disclosed in a Tender Offer Statement on Schedule TO ("Schedule TO") dated October 12, 2005, offering to purchase all of the issued and outstanding shares of common stock of the Company at a price of $14.19 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated October 12, 2005, and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). The Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on October 12, 2005 (the "Schedule 14D-9") recommending that shareholders tender their shares in accordance with the Offer.

     This Amendment is being filed to include as an exhibit under
Item 16 of the Schedule 14D-9 a press release issued by the Company and Sloan Group announcing receipt of regulatory approval from the Vermont Public Service Board of the indirect transfer of control of Great Bay Hydro Corporation, a subsidiary of the Company. The information in the Schedule 13E-3 is hereby expressly incorporated in this Amendment by reference.

Item 16.  Exhibits.

(a)(1)(i) Offer to Purchase, dated October 12, 2005 (incorporated by reference to Exhibit a(1)(i) to the Schedule TO of Sloan Group filed with the Securities and Exchange Commission by Purchaser, Sloan Group and Joseph Lewis on October 12, 2005 (the "Schedule TO")).
(a)(1)(ii) Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).
(a)(1)(iii) Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).
(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit
             (a)(1)(iv) to the Schedule TO).
(a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (incorporated by reference to Exhibit (a)(1)(v)to the Schedule TO).
(a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute form W-9 (incorporated by reference to Exhibit
             (a)(1)(vi) to the Schedule TO).
(a)(5)(i) Text of Joint Press Release of Sloan Group, Purchaser, and the Company, dated September 13, 2005 (incorporated by reference to Exhibit
             99.1 under cover of the Schedule 14D9-C filed by the Company with the Securities and Exchange Commission on September 13, 2005).
(a)(5)(ii) Text of Joint Press Release of Sloan Group, Purchaser, and the Company, dated September 27, 2005 (incorporated by reference to Exhibit
             99.1 under cover of the Schedule 14D9-C filed by the Company with the Securities and Exchange Commission on September 27, 2005).
(a)(5)(iii) Text of Joint Press Release of Sloan Group, Purchaser, and the Company, dated October 12, 2005 (incorporated by reference to Exhibit
             (a)(5)(iii) under cover of the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on October 12, 2005).
(a)(5)(iv) Text of Joint Press Release of Sloan Group and the Company, dated November 2, 2005.*
(d)(1) Amended and Restated Agreement and Plan of Merger, dated as of September 30, 2005, among Sloan Group, Purchaser and the Company (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K/A filed by the
             Company with the Securities and Exchange Commission on October 6, 2005).
(d)(2) Stockholder Support Agreement, dated as of September 13, 2005, by and among Sloan Group, Purchaser, Frank W. Getman Jr. and Anthony M. Callendrello (incorporated by reference to
             Exhibit 2.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 16, 2005).
(d)(3) Employment Agreement, dated September 13, 2005, between Frank W. Getman Jr. and the Company (incorporated by reference to Exhibit
             2.3 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 16, 2005).
(d)(4) Employment Agreement, dated September 13, 2005, between Anthony M. Callendrello and the Company (incorporated by reference to Exhibit
             2.4 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 16, 2005).
(d)(5) Convertible Note dated as of March 15, 2005, among the Company, Great Bay Power Marketing, Inc., Great Bay Hydro Corporation, BayCorp Ventures, LLC, Nacogdoches Gas, LLC, Great Bay Hydro Maine, LLC, Great Bay Hydro Benton, LLC and Sloan Group (incorporated by reference to
             Exhibit 10.10 to the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on March 31, 2005).
(d)(6) Convertible Note dated as of May 24, 2005, among the Company, Great Bay Power Marketing, Inc., Great Bay Hydro Corporation, BayCorp Ventures, LLC, Nacogdoches Gas, LLC, Great Bay Hydro Maine, LLC, Great Bay Hydro Benton, LLC and Sloan Group (incorporated by reference to
             Exhibit 10.1 to the Quarterly Report on Form 10-Q/A filed by the Company with the Securities and Exchange Commission on September 23, 2005).
(d)(7) Promissory Note dated as of October 7, 2005, among the Company, Great Bay Power Marketing, Inc., Great Bay Hydro Corporation, BayCorp Ventures, LLC, Nacogdoches Gas, LLC, Great Bay Hydro Maine, LLC, Great Bay Hydro Benton, LLC and Sloan Group (incorporated by reference to
             Exhibit 4.1 to the Current Report on Form 8-K/A filed by the Company with the Securities and Exchange Commission on October 11, 2005).
(d)(8) Nondisclosure and No-Trading Agreement, between the Company and Sloan Group (incorporated by reference to Exhibit (d)(8) to the Schedule TO).
(f) Section 262 of the Delaware General Corporation Law (included as Schedule II of the Offer to Purchase filed with the Schedule TO as Exhibit (a)(1)(i)).
(g)          None.

* Filed herewith.



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                            SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 BAYCORP HOLDINGS, LTD.
                                 (Registrant)

Date: November 2, 2005        By:  /s/ Frank W. Getman Jr.
                                 _____________________________
                                 Frank W. Getman Jr.
                                 President and CEO